Filed by Entergy Corporation Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Entergy Corporation

Commission File No. 001-11299

Entergy and ITC Continue Transaction Approval Process with

Arkansas Public Service Commission Filing

LITTLE ROCK, Ark. and NOVI, Mich., Sept. 28, 2012 – Entergy Arkansas, Inc., in conjunction with ITC Holdings Corp. (NYSE: ITC) and ITC Midsouth LLC, filed a request today at the Arkansas Public Service Commission to spin off the Arkansas electric transmission business and merge it into a subsidiary of ITC. The Arkansas filing continues the multi-state and federal regulatory process seeking approval for the transaction announced last year by Entergy Corporation (NYSE: ETR) and ITC.

The transaction is a significant step toward meeting the challenges facing the entire electric industry –challenges driven by the need to upgrade infrastructure, modernize equipment and meet growing environmental and compliance requirements. The Arkansas filing aligns with the companies’ regulatory schedule and is responsive to the timetable set forth by the Arkansas Public Service Commission (APSC).

“This initiative lays the groundwork for the 21st century electric grid serving Arkansas and the region,” said Hugh McDonald, president and chief executive officer of Entergy Arkansas, Inc. “It results in two companies that are stronger in many ways – operationally, financially, and strategically – and that are best positioned to meet the growing demands placed on the electric industry.”

Entergy is seeking approval to transfer more than 15,800 miles of interconnected transmission lines at voltages of 69kV and above and the associated substations to ITC. ITC will then be one of the largest electric transmission companies in the U.S., with more than 30,000 miles of transmission lines spanning from the Great Lakes to the Gulf Coast. In Arkansas, ITC would serve wholesale customers including Entergy Arkansas and other entities using Entergy’s transmission lines such as the Arkansas Electric Cooperative Corporation and the municipal electric authorities of the cities of Jonesboro, Conway, West Memphis, and Osceola, as well as independent power producers. Meanwhile, Entergy’s operating companies will continue to own and operate their respective distribution and generation businesses and will provide customer service, billing, outage reporting and restoration services to homes and businesses in the region.

ITC Chairman, President and Chief Executive Officer Joseph L. Welch noted that ITC is looking forward to being a strong corporate citizen in the state. “While our operations span many states, our commitment to the communities we serve is the cornerstone of our business and our mission to be best-in-class transmission service providers,” he said. “We look forward to bringing our expertise and partnering spirit to Arkansas and the entire region to meet future energy demands.”

Rationale and Results

The need for more infrastructure investment is among the many challenges confronting the U.S. electric industry. The electric industry, including Entergy’s operating companies, faces growing capital investment requirements to maintain and upgrade infrastructure, meet environmental regulations and serve an energy-intensive economy. The transaction addresses these challenges head-on and produces numerous benefits, including:

Independent model: Customers and other stakeholders will benefit from ITC’s proven independent business model for owning and operating transmission systems. ITC’s independence from all buyers and sellers of electric energy provides the highest level of confidence that improvements to the electric transmission grid are planned for the broadest public benefit.

In Arkansas, the proposal is consistent with the APSC’s clearly stated desire and objective for Entergy Arkansas to operate as independently as possible from the other Entergy operating companies by virtue of ITC’s independence from Entergy Arkansas.

Singular focus: The transaction results in two companies that are more specialized and focused – ITC on transmission and Entergy on generation and distribution. ITC has a demonstrated capability to operate transmission systems at industry-leading levels of safety and reliability. At the same time, the Entergy operating companies will increase their focus on their respective generation fleets and distribution systems.

Wholesale markets and a regional planning view: The transaction enables infrastructure investment and builds upon the benefits of the wholesale market. By structurally separating the transmission business from generation and transmission businesses, the transaction encourages greater participation in the transmission planning process and disclosure of information by third parties – leading to an improved process. Further, the independent model aligns with national policy objectives to facilitate investment in local, regional and inter-regional transmission, and advances open access initiatives.

Financial strength and flexibility: Once completed, the transaction will yield separate companies with strong balance sheets and greater capability to finance the infrastructure investment requirements of today and in the future. The Entergy operating companies reduce debt, improve cash flow, and focus their capital expenditures on generation and distribution. ITC improves access to capital for the transmission business and focuses its financial resources solely on the performance of the transmission system.

Additional Transaction Facts and Next Steps

In addition to the miles of transmission lines and acres of substations involved in the transaction, approximately 750 Entergy employees, including key leadership personnel from Entergy’s transmission business, will become employees of ITC. ITC will have offices and warehouses throughout Arkansas and the rest of the Entergy service territory to ensure a local presence and timely response to stakeholder and system needs.

Entergy and ITC initiated the regulatory process on Sept. 5 with a joint application filing with the Louisiana Public Service Commission. The two companies subsequently filed joint applications with the New Orleans City Council on Sept. 12 and the Federal Energy Regulatory Commission on Sept. 24. ITC filed a combined registration statement, proxy statement and prospectus on Form S-4 with the Securities and Exchange Commission on Sept. 25, 2012. The remaining regulatory filings for the transaction will be completed this year in Mississippi, Missouri and Texas. The companies target a transaction close in 2013 pending receipt of all required regulatory approvals and satisfaction of other closing conditions.

More information about the transaction can be viewed here on ITC’s website, or here on Entergy’s website.

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About ITC Holdings Corp.

ITC Holdings Corp. (NYSE: ITC) is the nation’s largest independent electric transmission company. Based in Novi, Michigan, ITC invests in the electric transmission grid to improve reliability, expand access to markets, lower the overall cost of delivered energy and allow new generating resources to interconnect to its transmission systems. ITC’s regulated operating subsidiaries include ITCTransmission, Michigan Electric Transmission Company, ITC Midwest and ITC Great Plains. Through these subsidiaries, ITC owns and operates high-voltage transmission facilities in Michigan, Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma, serving a combined peak load exceeding 26,000 megawatts along 15,000 circuit miles of transmission line. Through ITC Grid Development and its subsidiaries, the company also focuses on expansion in areas where significant transmission system improvements are needed. For more information, please visit ITC’s website at www.itc-holdings.com.

About Entergy Arkansas, Inc.

Entergy Arkansas, Inc. provides electricity to 700,000 customers in 63 counties. It is a subsidiary of Entergy Corporation and part of the Entergy electric system serving 2.8 million utility customers in Arkansas, Louisiana, Mississippi and Texas. Find Entergy Arkansas online at entergy-arkansas.com and on Twitter: @EntergyArk.

About Entergy Corporation

Entergy Corporation is an integrated energy company engaged primarily in electric power production and retail distribution operations. Entergy owns and operates power plants with approximately 30,000 megawatts of electric generating capacity, including more than 10,000 megawatts of nuclear power, making it one of the nation’s leading nuclear generators. Entergy delivers electricity to 2.8 million utility customers in Arkansas, Louisiana, Mississippi and Texas. Entergy has annual revenues of more than $11 billion and approximately 15,000 employees. For more information, please visit Entergy’s website at www.entergy.com.

ITC Forward-Looking Information

This document and the exhibits hereto contain certain statements that describe ITC management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s annual report on Form 10-K and ITC’s quarterly reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent filings with the SEC): (i) risks inherent in the contemplated transaction, including:

(A) failure to obtain approval by the Company’s shareholders; (B) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (C) the ability to obtain the required financings; (D) delays in consummating the transaction or the failure to consummate the transactions; and (E) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this document and the exhibits hereto and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Entergy Forward-Looking Information

In this communication, and from time to time, Entergy makes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Except to the extent required by the federal securities laws, Entergy undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Forward-looking statements involve a number of risks and uncertainties. There are factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, including (i) those factors discussed in Entergy’s Annual Report on Form 10-K for the year ended December 31, 2011, its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012 and June 30, 2012, and other filings made by Entergy with the Securities and Exchange Commission; (ii) the following transactional factors (in addition to others described elsewhere in this communication, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 that ITC filed with the SEC on September 25, 2012 in connection with the proposed transactions, and in subsequent securities filings) involving risks inherent in the contemplated transaction, including: (1) failure to obtain ITC shareholder approval, (2) failure of Entergy and its shareholders to recognize the expected benefits of the transaction, (3) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms, (4) the ability of Entergy, Mid South TransCo LLC (TransCo) and ITC to obtain the required financings, (5) delays in consummating the transaction or the failure to consummate the transaction, (6) exceeding the expected costs of the transaction, and (7) the failure to receive an IRS ruling approving the tax-free status of the transaction; (iii) legislative and regulatory actions; and (iv) conditions of the capital markets during the periods covered by the forward-looking statements. The transaction is subject to certain conditions precedent, including regulatory approvals, approval of ITC’s shareholders and the availability of financing. Entergy cannot provide any assurance that the transaction or any of the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

On September 25, 2012, ITC filed a registration statement on Form S-4 with the SEC registering shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions, but this registration statement has not become effective. This registration statement includes a proxy statement of ITC that also constitutes a prospectus of ITC, and will be sent to ITC shareholders. In addition, TransCo will file a registration statement with the SEC registering TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the proxy statement/prospectus included in the ITC registration statement and the proxy statement/prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. ITC shareholders are urged to read the proxy statement/prospectus and any other relevant documents because they contain important information about TransCo and the proposed transactions. The proxy statement/prospectus and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000 New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888- ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

This communication is not a solicitation of a proxy from any security holder of ITC. However, Entergy, ITC and certain of their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders of ITC in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Entergy, may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 28, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on March 23, 2012. Information about the directors and executive officers of ITC may be found in its 2011 Annual Report on Form 10-K filed with the SEC on February 22, 2012, and its definitive proxy statement relating to its 2012 Annual Meeting of Shareholders filed with the SEC on April 12, 2012.

Contact: For Entergy Contact: Julie Munsell (News Media) (501) 377-3545 office jmunsel@entergy.com Paula Waters (Investor Relations) (504) 576- 4380 pwater1@entergy.com	For ITC Joe Ferlito (News Media) (313) 567-5031 mailto:ferlito@franco.com Gretchen Holloway (Investor Relations) (248) 946-3595 gholloway@itctransco.com

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